03018391

VF 4-3-03

**AA 4/2/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lloyd, Scott & Valenti, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 N. Lamar, Ste. 408
(No. and Street)

Austin, Texas (City) (State) 78752 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis T. L. Gordon (713)977-5355
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

6111 Beverly Hill, Suite 6 (Address) Houston, (City) Texas (State) 77057 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sterling Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lloyd, Scott & Valenti, Inc., as of Dec. 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sterling S Lee, President

Title

PATRICIA M. GOSS
MY COMMISSION EXPIRES
August 16, 2004

Notary Public

3/31/03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LLOYD, SCOTT & VALENTI, LTD.
Statement of Financial Condition

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 13,874	$ (721)
Clearing Deposits	39,319	40,448
Receivable from broker-dealers and clearing organization	59,903	9,208
Accounts receivable	40,612	12,713
Other assets	13,660	3,399
Total assets	$ 167,369	$ 65,047
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 5,575	$ 15,301
Commissions payable	77,591	10,914
Total liabilities	83,166	26,215
Stockholders' equity		
Common stock, no-par value Authorized 200 shares; issued and outstanding 200 shares	$ 8,000	$ 8,000
Additional paid-in capital	128,712	128,712
Accumulated deficit	(52,508)	(97,880)
Total stockholders' equity	84,203	38,832
Total liabilities and stockholders' equity	$ 167,369	$ 65,047

The accomanying Notes to Financial Statements are an integral part of this statement.